Exhibit 12
Wisconsin Public Service Corporation
Ratio of Earnings to Fixed Charges and
Ratio of Earnings to Fixed Charges and Preferred Dividends

(Millions)	2008	2007	2006	2005	2004
EARNINGS
Earnings on common stock	$129.2	$110.2	$99.0	$81.4	$104.8
Federal and state income taxes	73.1	66.8	58.3	44.1	51.3

Net pretax income	202.3	177.0	157.3	125.5	156.1
(Income) from less than 50% equity investees	(9.9)	(9.3)	(9.4)	(7.5)	(8.4)
Distributed earnings of less than 50% equity investees	7.7	6.8	6.2	5.5	5.9

Fixed charges	52.9	50.2	47.2	42.7	40.4

Subtract preference dividend requirement	4.8	4.9	4.9	4.7	4.6

Total earnings as defined	$248.2	$219.8	$196.4	$161.5	$189.4

FIXED CHARGES
Interest on long-term debt, including related amortization	$42.8	$36.0	$29.4	$29.8	$29.9
Other interest	3.0	7.8	11.2	6.5	4.5
Interest factor applicable to rentals	2.3	1.5	1.7	1.7	1.4

Fixed charges before preferred dividend requirement	$48.1	$45.3	$42.3	$38.0	$35.8

Ratio of earnings to fixed charges	5.2	4.9	4.6	4.3	5.3

Preferred dividends (grossed up) (see below)	$4.8	$4.9	$4.9	$4.7	$4.6

Total fixed charges including preferred dividend	$52.9	$50.2	$47.2	$42.7	$40.4

Ratio of earnings to fixed charges and preferred dividends	4.7	4.4	4.2	3.8	4.7

PREFERRED DIVIDEND CALCULATION:

Preferred dividends	$3.1	$3.1	$3.1	$3.1	$3.1

Tax rate	35.8%	37.3%	36.6%	34.5%	32.4%

Preferred dividends (grossed up)	$4.8	$4.9	$4.9	$4.7	$4.6